================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================





                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                        COMMISSION FILE NUMBER 001-08226

================================================================================

                   GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

================================================================================

                                 Grey Wolf, Inc.
                         10370 Richmond Ave., Suite 600
                            Houston, Texas 77042-4136

                   GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                   GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

                                TABLE OF CONTENTS

                                                                                  PAGE
Independent Auditors' Report                                                        1

Statements of Net Assets Available for Plan Benefits

   December 31, 2002 and 2001                                                       2

Statement of Changes in Net Assets Available for Plan Benefits
   Year ended December 31, 2002                                                     3

Notes to Financial Statements                                                       4

SUPPLEMENTAL SCHEDULES:

Schedule 1 - Schedule G, Part III - Schedule of Nonexempt Transactions
    Year ended December 31, 2002                                                    9

Schedule 2 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    December 31, 2002                                                              10

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Grey Wolf Drilling Company L.P. 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2002 and supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                          KPMG LLP

Houston, Texas
June 30, 2003

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                            2002            2001
                                                         -----------     -----------
Assets:
    Investments, at fair value                           $18,037,522     $17,834,763
    Cash, non-interest bearing                                    --           2,321
    Participant contributions receivable                      70,294         168,036
    Company contributions receivable                          40,745         116,795
    Income receivable                                          1,123           8,221
    Loan repayments receivable                                16,885              --
                                                         -----------     -----------
              Total assets                                18,166,569      18,130,136
Liabilities:
    Pending trades payable                                    29,813              --
                                                         -----------     -----------
              Net assets available for plan benefits     $18,136,756     $18,130,136
                                                         ===========     ===========

See accompanying notes to financial statements

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002

Contributions:
    Participant                                                          $  2,110,212
    Company                                                                 1,184,573
    Rollover                                                                    4,371
                                                                         ------------
              Total contributions                                           3,299,156
                                                                         ------------
Investment income (loss):
    Net appreciation in fair value of common stock                            409,238
    Net depreciation in fair value of mutual funds                           (920,924)
    Net appreciation in fair value of collective trust funds                  346,073
    Interest and dividends                                                    170,096
                                                                         ------------
              Total investment income                                           4,483
                                                                         ------------
Benefits paid to participants                                              (3,293,169)
Plan expenses                                                                  (3,850)
                                                                         ------------
              Net increase in net assets available for plan benefits            6,620
Net assets available for plan benefits:
    Beginning of year                                                      18,130,136
                                                                         ------------
    End of year                                                          $ 18,136,756
                                                                         ============

See accompanying notes to financial statements.

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


(1)   THE PLAN

      The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      (a)  GENERAL

           The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective April 1, 2002, the Company adopted the American Express Volume Submitted Plan #VS322434. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      (b)  ADMINISTRATION AND INVESTMENTS

           The Plan is administered by the Company and advised by a committee (the Administrative Committee). Effective April 1, 2002, American Express Trust Company replaced PW Trust Company as trustee of the Plan. In conjunction with the change in trustees, the nine mutual funds and collective trust fund held by PW Trust Company were liquidated and mapped by American Express Trust Company into six new mutual funds and two collective trust funds. Grey Wolf, Inc. common stock and participant loans were transferred from PW Trust Company to American Express Trust Company in-kind. Subsequent to the transfer, in addition to the eight mapped funds and Grey Wolf, Inc. common stock, participants can direct their accounts into three additional collective trust funds and three additional mutual funds. Only 25% of the participant's total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

      (c)  CONTRIBUTIONS

           The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service
           (IRS) limitations and after-tax contributions from 10% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a "catch-up" contribution, subject to certain IRS limits ($1,000 in 2002). The Company matches 100% of each participant's contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. Effective January 1, 2003, the Plan was modified to reflect that matching contributions are discretionary. Participants may also elect to rollover distributions from a former employer's qualified retirement plan or individual retirement account.

                                                                     (Continued)

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


      (d)  PARTICIPANT ACCOUNTS

           Under the Plan, each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant's weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (e)  PARTICIPANT LOANS RECEIVABLE AND INSERVICE WITHDRAWALS

           Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lessor of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant's vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence.

           The Plan provides for various in-service withdrawals, as defined.

      (f)  VESTING

           Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contributions for terminated employees is 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the Company's contribution.

      (g)  PAYMENT OF BENEFITS

           On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant's vested interest in their account in a lump sum. If a participant's account balance exceeds $5,000 at termination, the participant may elect to defer the distribution until age 70-1/2.

           Participants will receive their distribution from their Grey Wolf Inc. common stock account in a lump-sum cash payment.

           When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. Forfeitures available to reduce future Company contributions were $299,001 and $253,178 at December 31, 2002 and 2001, respectively.

(2)   SIGNIFICANT ACCOUNTING POLICIES

      (a)  ACCOUNTING BASIS

           The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.
                                                                     (Continued)

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


      (b)  USE OF ESTIMATES

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

      (c)  ADMINISTRATIVE EXPENSES

           Certain administrative expenses of the Plan are paid by the Company at its discretion. Loan and withdrawal fees are paid by participants.

      (d)  VALUATION OF INVESTMENTS AND INCOME RECOGNITION

           Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

           Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

      (e)  GUARANTEED INVESTMENT ACCOUNTS

           Effective April 1, 2002, certain Plan assets were invested in the American Express Trust Income Fund II, which is a collective trust fund investing primarily in guaranteed investment contracts (GICs). Prior to the transfer of trustees, certain Plan assets were invested in the PW Trust Stable Value Fund, which was also a collective trust fund investing primarily in GICs. The GICs are fully benefit-responsive and are recorded at contract value which approximates fair value. The effective yield of the American Express Income Fund II was 4.87% for the year ended December 31, 2002. At December 31, 2001, the PW Trust Company Stable Value Fund interest rate was 5.32%.

(3)   INVESTMENTS

      The following table represents fair value of individual investments which exceed 5% of the Plan's net assets at December 31:

                                                              2002
                                                          ------------
              AXP New Dimension Fund                      $  1,130,779
              PIMCO Total Return Fund                        1,223,217
              American Express Trust Income Fund II         10,169,352
              Grey Wolf, Inc. common stock                   1,411,754
              Participant loans                                962,575

                                                                     (Continued)

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


                                                              2001
                                                          ------------
              Massachusetts Investors Growth Stock
                  Fund                                    $  1,175,140
              PIMCO Total Return Fund                          961,319
              PW Trust Company Stable Value Portfolio        9,748,188
              Grey Wolf, Inc. common stock                   1,221,513

(4)   RISK AND UNCERTAINTIES

      The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5)   GREY WOLF, INC. COMMON STOCK

      Effective April 1, 2002, the administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. Prior to April 1, 2002, each participant was entitled to exercise voting rights attributable to the shares of Grey Wolf, Inc. common stock allocated to his or her account and was notified by the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2002, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6)   PLAN TERMINATION

      The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(7)   PARTIAL PLAN TERMINATION

      The Company determined that the Plan experienced a partial termination due to employee lay-offs in 2001. The Company determined which former participants were impacted by the partial termination event and granted full vesting of their participant accounts. Those participants' forfeited amounts were reinstated and distributed during 2002.

(8)   TAX STATUS

      On May 27, 2003, the Plan requested but has not received a determination letter from the IRS. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

                                                                     (Continued)

                   GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


(9)   RELATED-PARTY TRANSACTIONS

      The Plan engaged in investment transactions with funds managed by American Express Trust Company, the current trustee, and PW Trust Company, the prior trustee. The trustees are parties in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

(10)  NONEXEMPT TRANSACTIONS

      As reported on Schedule 1, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002.

                                                                      SCHEDULE 1

                   GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
            Schedule G, Part III - Schedule of Nonexempt Transactions
                          Year ended December 31, 2002

                    RELATIONSHIP TO                                                                         INTEREST
                    PLAN, EMPLOYER,                DESCRIPTION OF TRANSACTIONS, INCLUDING                  INCURRED ON
 IDENTITY OF           OR OTHER                       MATURITY DATE, RATE OF INTEREST,         AMOUNT        LOAN IN
PARTY INVOLVED     PARTY IN INTEREST                   COLLATERAL, AND MATURITY VALUE          LOANED         2002
---------------    -----------------     -------------------------------------------------     ------       ----------
Grey Wolf, Inc.     Employer             Lending of monies from the Plan to the employer
                                           (participant contributions and loan repayments
                                           not timely remitted to the Plan) as follows:

                                             Deemed loan dated May 21, 2002,
                                               maturity May 24, 2002, with interest
                                               at 8.0% per annum                              $ 255,889         168

                                             Deemed loan dated June 21, 2002,
                                               maturity July 12, 2002, with interest
                                               at 8.0% per annum                                201,301         927

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                  GREY WOLF DRILLING COMPANY L.P. 401(K) PLAN
    Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

           IDENTITY OF ISSUE,
            BORROWER, LESSOR,                                                                                 CURRENT
            or similar party                                     DESCRIPTION OF INVESTMENTS                     VALUE
----------------------------------------------------    -----------------------------------------           --------------
Interest-bearing Cash (including money market
  accounts and certificates of deposit):

  *  American Express Trust                             Money Market II Fund                                 $     74,290
                                                                                                            --------------
                                                              Subtotal interest-bearing cash                       74,290
                                                                                                            --------------
Collective Trust Funds:

     American Express Trust Company collective investment funds for Employee Benefit Trust:

     *   American Express Trust                         14 units of American Express Trust
                                                           Short-Term Horizon (25:75) Fund                            241

     *   American Express Trust                         62 units of American Express Trust
                                                           Medium-Term Horizon (50:50) Fund                         1,231

     *   American Express Trust                         105 units of American Express Trust
                                                           Long-Term Horizon (80:20) Fund                           1,978

     *   American Express Trust                         443,128 units of American Express Trust
                                                           Income Fund II                                      10,169,352

     *   American Express Trust                         57,123 units of American Express Trust
                                                           MidCap Growth Fund II                                  724,028
                                                                                                            --------------
                                                              Subtotal collective trust funds                  10,896,830
                                                                                                            --------------
Mutual Funds:

         Pacific Investment Management Co               114,641 units of PIMCO Total Return Fund                1,223,217

     *   AXP New Dimensions                             58,681 units of AXP New Dimensions Fund                 1,130,779

     *   American Express Trust                         418 units of AXP S&P 500 Index Fund                         1,429

         AllianceBernstein                              206,142 units of Alliance Growth and Income Fund          538,030

         ABN/AMRO Asset Management                      17,676 units of ABN AMRO/Montag
                                                           and Caldwell Growth Fund                               328,775

         Janus Adviser                                  94 units of Janus Adviser Worldwide Fund                    2,042

         Brown Capital Management                       691 units of The Brown Capital
                                                           Management Small Company Fund                           14,504

         Van Kampen Investments                         111,839 units of Van Kampen Equity Income Fund            740,373

         Artisan Funds, Inc.                            48,203 units of Artisan International Fund                712,924
                                                                                                            --------------
                                                              Subtotal mutual funds                             4,692,073
                                                                                                            --------------
Common Stock:

   * Grey Wolf, Inc.                                    353,823 shares of Grey Wolf, Inc. common stock          1,411,754
                                                                                                            --------------
Participant Loans:

*    Participant Loans                                  Loans receivable bearing interest at rates from
                                                           5.75% to 10.5%                                         962,575
                                                                                                            --------------
                                                              Total investments (held at end of year)        $ 18,037,522
                                                                                                            ==============

* Indicates a party in interest.

See accompanying independent auditors' report.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 2003                      GREY WOLF DRILLING
                                          COMPANY L.P. 401(k) PLAN

                                          By: /s/ Gary D. Lee
                                              --------------------------------
                                          Gary D. Lee
                                          Senior Vice President - Human
                                          Resources for Grey Wolf, Inc. and
                                          Grey Wolf Drilling Company L.P.
                                          401(k) Plan Administrative Committee
                                          Member

                                INDEX TO EXHIBITS


    EXHIBIT NUMBER                      DESCRIPTION
----------------------    ----------------------------------------------

       23.1               Independent Auditors' Consent

       99.1 Certification pursuant to U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Gary D. Lee, Member of the Grey Wolf Drilling Company L.P. 401(k) Plan Administrative Committee